Listed on the Toronto Stock Exchange:CBD

  News Release 03-06

      May 15, 2003

       Cumberland Resources

       #950 – 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      info@cumberlandresources.com

Cumberland Appoints Michael Carroll as Chief Financial Officer

CUMBERLAND RESOURCES LTD. (CBD-TSX) (the “Company”) is pleased to announce the appointment of Mr. Michael L. Carroll as Chief Financial Officer of the Company.  Mr. Carroll brings to Cumberland more than 20 years of financial management experience in the mining sector.  Most recently, Mr. Carroll was Vice President and Treasurer of Homestake Mining Company from 1997 until the 2001 buy-out of Homestake by Barrick Gold Corporation.  From 1991 through 1996, he was Director of Taxes at Homestake.  Mr. Carroll’s responsibilities included managing financial assets and capital structure, coordinating and negotiating debt financing, and developing and implementing tax planning strategies.  Prior to 1991, he held senior financial positions with Bond International Gold Inc. and St. Joe Minerals Corp.

“Mike’s strong financial skills and broad expertise will greatly enhance Cumberland’s management team as we prepare to develop Meadowbank and create a new mid-tier level North American gold producing company,” commented Kerry M. Curtis, President and Chief Executive Officer.

Cumberland is currently conducting a bankable feasibility study on the Meadowbank gold project in Nunavut, Canada.  A preliminary assessment completed* in January 2002 indicated the Meadowbank project could support a production rate of approximately 250,000 ounces per year at an estimated cash cost of US$168 per ounce over an eight year mine life, with 85% of gold production from open pit mine designs.

Cumberland is well financed with approximately $17.5 million in working capital and holds interests in two of the largest undeveloped gold projects in Canada:  Meadowbank (100%) and Meliadine West (22% carried).

CUMBERLAND RESOURCES LTD.

__________________________________

“Kerry M. Curtis, B.Sc., P.Geo.”

President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

*Cautionary Note:  The preliminary assessment completed in January 2002 is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment includes approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company has issued a Technical Report which is available at www.sedar.com for review.

Certain statements in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation’s Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.